K&L Gates llp 1601 K Street, N.W. Washington, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

May 7, 2013

Vincent J. Di Stefano

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Cambria ETF Trust

File Nos. 333-180879 and 811-22704

Dear Mr. Di Stefano:

On May 3, 2013, Cambria ETF Trust (the “Trust” or “Registrant”) filed pre-effective amendment no. 2 to its registration statement on Form N-1A (the “Pre-effective Amendment”) with the U.S. Securities and Exchange Commission (“SEC”) to register with the SEC the initial series of Registrant, the Cambria Global Income and Currency Strategies ETF, the Cambria Shareholder Yield ETF, the Cambria Foreign Shareholder Yield ETF and the Cambria Emerging Shareholder Yield ETF (each, a “Fund,” and together, the “Funds”) (accession number 0001144204-13-026100).

You provided an oral comment on the Pre-effective Amendment on May 7, 2013. Following below is a summary of the comment and Registrant’s response to it. Defined terms used below have the same meanings as in the Fund’s prospectus included in the Pre-effective Amendment.

Prospectus

Fund Summary

Cambria Global Income and Currency Strategies ETF

1.                  Please revise the Forward Currency Contracts Risk in the Fund’s Item 4 and Item 9 disclosure to include the following text from page 19 of the Fund’s statement of additional information (“SAI”): “Assets used as cover or held in an account cannot be sold while the position in the corresponding derivative is open, unless they are replaced with other appropriate assets. As a result, the commitment of a large portion of a Fund’s assets to cover or to segregated accounts could impede portfolio management or the Fund’s ability to meet redemption requests or other current obligations.”

File Nos. 333-180879 and 811-22704

May 7, 2013

RESPONSE: Registrant has revised the Fund’s Item 4 and Item 9 disclosure to include the referenced text from the SAI. Registrant will include the revised disclosure in a filing pursuant to Rule 497 of Regulation C under the Securities Act of 1933.

*           *           *           *           *

In connection with responding to the Staff’s comment, the Registrant acknowledges that:

Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Funds may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your assistance in bringing the Registration Statement effective. If you need to reach me, please call me directly at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Eric W. Richardson

Cambria Investment Management, LP

Kurt J. Decko

K&L Gates LLP